Annual Shareholder Meeting Results

PIMCO Corporate and Income Strategy Fund and PIMCO Corporate and Income Opportunity Fund held their annual meetings of shareholders on April 28, 2017. Shareholders voted as indicated below:

PIMCO Corporate and Income Opportunity Fund

Re election of Bradford K. Gallagher Class II to serve until the annual meeting held during the 2019 2020 fiscal year

                     Withheld
Affirmative          Authority
62,078,692           2,006,698

Re election of James A. Jacobson(1) Class II to serve until the annual meeting held during the 2019 2020 fiscal year
4,237                51

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Craig A. Dawson, Hans W. Kertess, John C. Maney, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.

(1)Preferred Share Trustee